UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-56176

CUSIP NUMBER 030617 104

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________

PART I — REGISTRANT INFORMATION

AmeriCrew Inc.

Full Name of Registrant

21 Omaha Street

Address of Principal Executive Office (Street and Number)

Dumont, NJ 07628

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

AmeriCrew Inc. (the “Company”) is unable to file the Quarterly Report on Form 10-Q for the three months ended December 31, 2022 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense due to two primary factors. The Company had substantial difficulty in completing its Form 10-KY for FY ended September 30, 2022 as a result of issues relating to its former inside accounting staff. This diverted management since the Form 10-KT was filed late. Moreover, the Company retained a new outside accounting company to assist it and there have been delays in integrating the old software with the new software the new accountants are using. The Company expects to file the Form 10-Q on or prior to the 5th calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).Yes ☐     No ☒

The Company has been delayed in completing Parts 3 and 4 of their 10-KT

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $3.7 million for the three months ended December 31, 2022, compared to revenue of $1,769,485 for the three months ended December 31, 2021. The difference in the revenue is primarily due to the Company growing its customer base.

The expected results of operation set forth above are subject to change and completion of the auditor’s review.

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 AmeriCrew Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2023	By:	/s/ Ross DiMaggio
Ross DiMaggio
	Title:	Chief Financial Officer

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